Exhibit (a)(1)(xxvi)

Stock Option Exchange Program Ends Friday

You have 2 days left to decide whether or not to participate in the Stock Option Exchange Program. If you choose to participate, you must complete your election before 9:00 p.m. PDT on Friday, September 11.

Visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com.